February 7, 2012

VIA EDGAR

Mr. Brian Cascio

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Agilent Technologies, Inc.
Form 10-K for the Fiscal Year Ended October 31, 2011
Filed December 16, 2011
File No. 001-15405

Dear Mr. Cascio:

This letter responds to the letter (the “Comment Letter”) dated January 30, 2012 including the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Annual Report on Form 10-K for the fiscal year ended October 31, 2011 of Agilent Technologies, Inc. For the convenience of the Staff, we have included in bold text the Staff’s comment with our response.

Schedule II

1.              Please tell us why this schedule does not include the valuation allowance associated with your accounts receivable.  Refer to Rules 5-04(c) and 12-09 of Regulation S-X.

We advise the Staff that we annually consider the guidance in Rule 5-04(c) of Regulation S-X relating to Valuation and Qualifying Accounts.  In our annual review, for each year in the three year period ended October 31, 2011, we have concluded that the balances and activity related to the valuation allowance for doubtful accounts have not been material.  As a result, in accordance with Rule 4-02 of Regulation S-X, we have not disclosed such information in Schedule II.  Supplementally, we are disclosing the following information to the Staff.  The allowance for doubtful accounts balances were $2 million, $3 million, $5 million and $7 million as of October 31, 2008, 2009, 2010 and 2011, respectively, which was less than 1% of total accounts receivable at each applicable year-end.  Additionally, the charges and deductions for each year’s activity were not material at less than 1% of the year’s operating expenses.

We further advise the Staff that we will include such information in Schedule II to the extent the balances or activity become material in the future.   In addition, in our future Annual Report on Form 10-K, we will give the amounts of the allowance for doubtful accounts, if material, or state that they are not material in the footnotes of the financial statements.

In connection with this response, we acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in the filing referenced above; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing referenced above; and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to this letter, please contact the undersigned at 408-345-8070.

Sincerely,

/s/ Didier Hirsch
Didier Hirsch
Senior Vice President and Chief Financial Officer

cc:	Praveen Kartholy
Kate Tillan

Marie Oh Huber
Stephen Williams
Angie Haist-Bowen